August 12, 2005

By U.S. mail and facsimile (650) 321-2800

Christopher D. Dillon, Esq.
Gunderson Dettmer
155 Constitution Drive
Menlo Park, CA  94025

      Re:	Selectica, Inc.
      Preliminary Proxy Statement on Schedule 14A
      Filed August 5, 2005
      File No. 000-29637

Dear Mr. Dillon:

      We have reviewed your filings and have the following comments.
We have limited our review to issues related to the potential solicitation in opposition of your proxy statement. If you disagree with a comment, we will consider your explanation as to why a comment is inapplicable. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Proxy Statement

Solicitation and Voting Procedures, page 1
1. We note your intent to solicit proxies "...by telephone or facsimile or other electronic means." Revise to describe all methods that you plan to employ in order to solicit proxies. Refer to Item
4(b)(1) of Schedule 14A.
2. Please provide the information required by Item 4(b)(4) of
Schedule 14A with respect to your costs of solicitation. Also, ensure that you have provided all of the disclosures required by Item
5(b) of Schedule 14A. We note, for example, the lack of disclosure responsive to Item 5(b)(1)(iii) and (vi) of the schedule.


Proposal 1, page 2
3. Provide the information required by Item 7(a) of Schedule 14A.
4. Please revise the information regarding Mr. Arnold and Mr.
Lyons
to specifically describe their business experience during the last five years.

Other Matters, page 21
5. We note your disclosure that you received timely notice from B. Riley and Co., Inc. of its intention to present three proposals at the annual meeting. Please tell whether you are required to include these proposals in your proxy statement and on your proxy card.
6. We note that you intend to use discretionary authority to vote against the security holder`s proposals and the discussion of discretionary authority on this page. Please tell us why you are able to use discretionary authority in this situation. Why do you believe the security holder has not fulfilled the requirements of Rule 14a-4(c)(2)?
7. We note your disclosure that the proposal to declassify your board of directors presented by B. Riley and Co., if properly brought before the annual meeting, would only result in a non-binding recommendation to your board of directors. Please further explain your basis for this statement. We note that the correspondence delivered by that security holder, dated July 7, 2005, does not make such a statement.

Form of Proxy
8. Please revise the form to clarify what security holders must do to withhold votes for particular nominees. See Rule 14a-4(b)(2).

Closing Comments

      Please respond to our comments promptly. Please provide a letter keying your responses to the comments, and provide any requested supplemental information. If you believe complying with these comments is not appropriate, tell us why in your letter.
The
response letter should be uploaded to EDGAR, with the form type label
"CORRESP."  We may have comments after reviewing your responses.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company is in possession of all facts relating to the disclosure, the company are responsible for the accuracy and adequacy of the disclosures it has made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filings.

      You should contact the undersigned at (202) 551-3619 or, in his absence, Abby Adams at (202) 551-3262 for assistance with respect to the foregoing comments and your proxy materials. Direct all correspondence to the following ZIP code: 20549-3628.

Sincerely,



Daniel F. Duchovny
Attorney-Advisor
Office of Mergers and Acquisitions

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Christopher D. Dillon, Esq.
Gunderson Dettmer
August 12, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

         DIVISION OF
CORPORATION FINANCE